

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2022

Adam K. Peterson
Co-Chairman, Co-Chief Executive Officer and Co-President
Yellowstone Acquisition Co.
1601 Dodge Street, Suite 330
Omaha, NE 68102

        Re: Yellowstone Acquisition Co.
            Revised Preliminary Proxy Statement on Schedule 14A
            Filed December 23, 2021
            File No. 001-39648

Dear Mr. Peterson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Revised Preliminary Proxy Statement on Schedule 14A filed December 23, 2021

Proposal No. 1 — The Business Combination Proposal
Certain Projected Financial Information of Sky, page 132

1. We note your response to comment 4 indicating that you expect tenants to enter into rental lease terms between five and ten years based in part on your belief that average tenant leases are longer than five years. However, on page 171 we note that only three of your current six leases are for terms of five years or more. Please revise your disclosure as appropriate or advise.

Certain Relationships and Related Party Transactions, page 202

2. We note your amended disclosure regarding the December 22, 2021 subscription agreement between Boston Omaha and Sky and your discussion on page 29 of the related

party transaction. Please revise here to include a discussion of this related party transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction